UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

OMNIAMERICAN BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68216R107
(CUSIP Number)

Warren A. Mackey
40 Worth Street, 10th Floor
New York, New York 10013
Telephone: (212) 370-9032

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68216R107	SCHEDULE 13D	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Homestead Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 225,949
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 225,949

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 225,949
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 2.02%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68216R107	SCHEDULE 13D	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Homestead Odyssey Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 265,800
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 265,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 265,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 2.37%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68216R107	SCHEDULE 13D	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Arles Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 67,520
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 67,520
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 67,520
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.60%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68216R107	SCHEDULE 13D	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Arles Advisors Inc
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 559,269
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 559,269
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 559,269
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 4.99%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 68216R107	SCHEDULE 13D	Page 6 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Warren A. Mackey
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 559,269
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 559,269
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 559,269
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 4.99%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68216R107	SCHEDULE 13D	Page 7 of 11

Item 1.  Security and Issuer

This is the second amendment ("Second Amendment") to the original Schedule 13D (the "Original Schedule 13D") filed on August 11, 2010, and amended on August 26, 2010 ("First Amendment"). This Second Amendment relates to the common stock (“Shares”), $0.01 par value per share, of OmniAmerican Bancorp, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1320 S. University Drive, Fort Worth, Texas.

Item 2.  Identity and Background

(a) This Second Amendment is being filed jointly by the parties identified below. All the filers of this Second Amendment are collectively referred to as the “Reporting Group.”

•	Homestead Partners LP (“Homestead Partners”), a Delaware limited partnership;
•	Homestead Odyssey Partners LP (“Homestead Odyssey Partners”), a Delaware limited partnership;
•	Arles Partners LP (“Arles Partners”), a New York limited partnership;
•	Arles Advisors Inc (“Arles Advisors”), a New York corporation; and
•	Warren A. Mackey, an individual.

Arles Advisors is the general partner of Homestead Partners, Homestead Odyssey Partners and Arles Partners. The sole shareholder, director and executive officer of Arles Advisors is Warren A. Mackey. By virtue of his position with Arles Advisors, Mr. Mackey has the sole investment discretion and voting authority with respect to the Issuer’s Shares owned by Homestead Partners, Homestead Odyssey Partners and Arles Partners. Accordingly, the Reporting Group is hereby filing an amendment to the joint Schedule 13D. The amended joint filing agreement of the Reporting Group was attached as Exhibit C to the First Amendment.

(b) The principal business address of the Reporting Group is 40 Worth Street, 10th Floor, New York, New York 10013.

(c) The principal business of Homestead Partners, Homestead Odyssey Partners and Arles Partners is investing in securities. The principal business of Arles Advisors is acting as the general partner of Homestead Partners, Homestead Odyssey Partners and Arles Partners. The principal occupation of Mr. Mackey is investing in securities.

(d) During the past five years, no member of the Reporting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Reporting Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Warren A. Mackey is a citizen of the United States of America.

CUSIP No. 68216R107	SCHEDULE 13D	Page 8 of 11

Item 3.  Source and Amount of Funds or Other Consideration

All or part of the Shares owned by members of the Reporting Group may from time to time be pledged with J.P. Morgan Clearing Corporation or other banking institutions or brokerage firms as collateral for loans made by such entities to members of the Reporting Group. Such loans, if any, generally bear interest at a rate based on the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banking institutions or brokerage firms.

Item 4.  Purpose of Transaction

The Reporting Group is filing this Second Amendment to report that its beneficial ownership of Shares has dropped below five percent of the Shares currently outstanding.

The Reporting Group intends to review its investment in the Issuer on a continuing basis, engage in discussions with senior management and the board of directors of the Issuer and work with the Issuer to enhance shareholder value. Depending on various factors including, without limitation, the Issuer’s financial position and strategy, the price levels of the Shares, conditions in the securities markets and global, national and local economic and industry conditions, the Reporting Group may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals to the Issuer concerning changes to the Issuer's capitalization, dividend policy, share-repurchase policy and operations, seeking Board representation, purchasing additional Shares, selling some or all of its Shares or changing its intention with respect to any and all matters referred to in this Item 4.

No member of the Reporting Group, to the best of the Reporting Group's knowledge, has any present plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.  Interest in Securities of the Issuer

(a) and (b) The aggregate percentage of Shares reported as beneficially owned by each person named herein is based upon the number of outstanding Shares of common stock, 11,194,475, reported as the number of outstanding Shares as of May 4, 2012, in the Issuer's quarterly report on Form 10-Q for the quarter ended March 31, 2012.

As of the close of business on May 7, 2012, the Reporting Group beneficially owned, in the aggregate, 559,269 Shares, representing 4.99% of the Issuer’s Shares outstanding. As the general partner of Homestead Partners, Homestead Odyssey Partners and Arles Partners, Arles Advisors may be deemed to share voting and dispositive power over the 225,949 Shares owned by Homestead Partners, the 265,800 Shares owned by Homestead Odyssey Partners and the 67,520 Shares owned by Arles Partners, representing 2.02%, 2.37% and 0.60% of the Issuer’s Shares outstanding, respectively. As the sole shareholder, director and executive officer of Arles Advisors, Warren A. Mackey may be deemed to share voting and dispositive power over the Shares owned by Homestead Partners, Homestead Odyssey Partners and Arles Partners.

(c) Exhibit D annexed hereto lists all transactions in the Shares during the past 60 days by the Reporting Group. All transactions reported herein were sales in the open market.

CUSIP No. 68216R107	SCHEDULE 13D	Page 9 of 11

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies, except for sharing of profits. Arles Advisors, in its capacity as general partner of Homestead Partners, Homestead Odyssey Partners and Arles Partners, and Warren A. Mackey, in his capacity as the sole shareholder, director and executive officer of Arles Advisors, are entitled to an allocation of a portion of profits.

See Item 2 above regarding disclosure of the relationships between members of the Reporting Group, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

A.	Joint Filing Agreement by and Among the Reporting Group, filed with the Original Schedule 13D
B.	Schedule of Transactions in the Shares, as of August 11, 2010, filed with the Original Schedule 13D
C.	Amended Joint Filing Agreement by and Among the Reporting Group, filed with the First Amendment
D.	Schedule of Transactions in the Shares, as of May 8, 2012

CUSIP No. 68216R107	SCHEDULE 13D	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2012

HOMESTEAD PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

HOMESTEAD ODYSSEY PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Warren A. Mackey President

WARREN A. MACKEY

/s/ Warren A. Mackey
Warren A. Mackey

CUSIP No. 68216R107	SCHEDULE 13D	Page 11 of 11

EXHIBIT D

Schedule of Transactions in the Shares

As of May 8, 2012

The schedule below shows all sales of Shares by the Reporting Group during the past 60 days.

Date	No. of Shares	Price Per Share	Total

Homestead Partners LP

3/9/2012	5,786	$18.2945	$105,852
3/19/2012	4,279	19.1581	81,978
3/20/2012	2,025	19.1523	38,783
3/21/2012	9,000	19.1525	172,373
3/22/2012	10,000	18.8155	188,155
3/23/2012	3,009	18.8962	56,859
4/27/2012	1,109	20.3137	22,528
5/1/2012	2,150	20.2279	43,490
5/2/2012	10,000	20.1495	201,495

Homestead Odyssey Partners LP

3/26/2012	5,000	$19.3823	$96,912
3/27/2012	1,700	20.2349	34,399

Arles Partners LP

3/9/2012	1,446	$18.2945	$26,454
3/13/2012	3,146	18.9045	59,474
3/14/2012	4,690	18.7941	88,144
3/15/2012	3,900	18.9171	73,777
3/16/2012	3,403	18.9106	64,353
3/19/2012	1,070	19.1581	20,499
3/21/2012	3,856	19.1525	73,852
3/22/2012	4,700	18.8155	88,433